Term sheet No. 297UU
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement UU dated October 31, 2007

Registration Statement No. 333-137902
Dated January 4, 2008; Rule 433

Deutsche Bank /

Deutsche Bank AG, London Branch

$

Buffered Underlying Securities (BUyS) Linked to the Russell 1000® Value Index due July 29*, 2009

General

- Buffered Underlying Securities (BUyS) Linked to the Russell 1000® Value Index due July 29*, 2009 (the "**securities**" or "**BUyS**") are designed for investors who seek a return of 125% of the appreciation, if any, of the Russell 1000® Value Index (the "**Index**") at maturity, up to an Index Return Cap (as defined below) of between 13.25% and 15.25% (to be determined on the Trade Date). Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 90.00% of their initial investment if the Index declines.
- Senior unsecured obligations of Deutsche Bank AG due on or about July 29*, 2009.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The securities are expected to price on or about January 24*, 2008 and are expected to settle on or about January 29*, 2008 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to securities, such as the securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Index:	The Russell 1000® Value Index.
Issue Price:	100.00% of the face amount.
Buffer Level:	10.00%
Participation Rate:	125.00% upside participation
Index Return Cap:	13.25 – 15.25% (to be determined on the Trade Date)
Maximum Return:	16.56 – 19.06% (equal to the Participation Rate multiplied by the Index Return Cap, which will be determined on the Trade Date)

Payment at Maturity:

- If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of BUyS that provides you with a return on your investment equal to the Index Return *multiplied by* the Participation Rate, subject to an Index Return Cap of between 13.25% and 15.25%. The actual Index Return Cap will be set on the Trade Date. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 face amount of BUyS will be equal to the *lesser* of:

  $1,000 + ($1,000 x Index Return x Participation Rate); and
  $1,000 + ($1,000 x Maximum Return)

  Therefore, the return on the securities cannot exceed the Maximum Return.
- If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of BUyS.
- If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1.00% of the face amount of your securities for every 1.00% that the Final Level declines from the Initial Level beyond the Buffer Level. Accordingly, if the Index Return is less than -10.00%, your payment at maturity per $1,000 face amount of BUyS will be calculated as follows:

  $1,000 + [$1,000 × (Index Return + Buffer Level)]

  If the Final Level declines from the Initial Level by more than the Buffer Level of 10.00%, you could lose up to $900 per $1,000 face amount of BUyS.

Index Return:	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Index closing level on the Trade Date.
Final Level:	The Index closing level on the Final Valuation Date.
Trade Date:	January 24*, 2008
Final Valuation Date:	July 24*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
Maturity Date:	July 29*, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Securities – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 JQ 7
ISIN:	US2515A0JQ76

* Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.

[†] A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Investing in the securities involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement with the accompanying addendum, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$	$	$
Total	$	$	$

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement UU dated October 31, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Addendum to Product supplement UU dated December 13, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf

    - Product supplement UU dated October 31, 2007:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312507231376/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Participation Rate of 125.00%, an Index Return Cap of 14.25%, a Maximum Return of 17.81% and an Initial Level of 785.04 (the actual Index Return Cap, Maximum Return and Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Index Return (%)	Payment at Maturity ($)	Return on Security (%)
1,570.08	100.00%	$1,178.13	17.81%
1,373.82	75.00%	$1,178.13	17.81%
1,177.56	50.00%	$1,178.13	17.81%
981.30	25.00%	$1,178.13	17.81%
942.05	20.00%	$1,178.13	17.81%
896.91	14.25%	$1,178.13	17.81%
863.54	10.00%	$1,125.00	12.50%
800.74	2.00%	$1,025.00	2.50%
792.89	1.00%	$1,012.50	1.25%
785.04	0.00%	$1,000.00	0.00%
777.19	-1.00%	$1,000.00	0.00%
769.34	-2.00%	$1,000.00	0.00%
706.54	-10.00%	$1,000.00	0.00%
667.28	-15.00%	$950.00	-5.00%
628.03	-20.00%	$900.00	-10.00%
588.78	-25.00%	$850.00	-15.00%
392.52	-50.00%	$600.00	-40.00%
196.26	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Index increases from the Initial Level of 785.04 to the Final Level of 863.54.** Because the Index Return of 10.00% is less than the Index Return Cap of 14.25%, the investor receives a payment at maturity of $1,125.00 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000.00 x 10.00% x 125.00%) = $1,125.00

Example 2: The level of the Index increases from the Initial Level of 785.04 to a Final Level of 981.30. Because the Index Return of 25.00% is greater than the Index Return Cap of 14.25%, the investor receives a payment at maturity of $1,178.13 per $1,000 security face amount, the maximum payment on the securities.

Payment at maturity per $1,000 security face amount = $1,000 + ($1,000.00 x 17.81%) = $1,178.13

Example 3: The Index declines from the Initial Level of 785.04 to the Final Level of 769.34. Because the decline in the Index from the Initial Level of 785.04 to the Final Level of 769.34 does not exceed the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 security face amount.

Payment at maturity per $1,000 security face amount = $1,000.00

Example 4: The Index declines from the Initial Level of 785.04 to the Final Level of 667.28. Because the decline in the Index from the Initial Level of 785.04 to the Final Level of 667.28 exceeds the Buffer Level of 10.00%, the investor will receive a payment at maturity of $950.00 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-15.00% + 10.00%)] = $950.00

Example 5: The Index declines from the Initial Level of 785.04 to the Final Level of 0. Because the decline in the Index from the Initial Level of 785.04 to the Final Level of 0 exceeds the Buffer Level of 10.00%, the investor will receive a payment at maturity of $100.00 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount = $1,000 + [$1,000 x (-100.00% + 10.00%)] = $100.00

Selected Purchase Considerations

- **THE APPRECIATION POTENTIAL OF THE SECURITIES IS LIMITED** – You will not benefit from any appreciation of the Index beyond the Index Return Cap of between 13.25% and 15.25% (to be determined on the Trade Date, and corresponding to a maximum payment of between $1,165.63 and $1,190.63 for each $1,000 face amount of BUyS). Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of your securities is protected against a decline in the Final Level, as compared to the Initial Level, of up to 10.00%. If such decline is more than the Buffer Level of 10.00%, for every 1.00% decline beyond 10.00%, you will lose an amount equal to 1.00% of the face amount of your securities. For example, an Index Return of -20.00% will result in a 10.00% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 1000® VALUE INDEX** – The return on the securities is linked to the performance of the Russell 1000® Value Index. The Russell 1000® Value Index measures those stocks included in the Russell 1000® Index that have been determined by Frank Russell Company to be value-oriented, with lower price-to-book ratios and lower forecasted growth values than other stocks included in the Russell 1000® Index. For additional information about the Index see "The Russell 1000® Value Index" in this term sheet.

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," as supplemented by the accompanying addendum. Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your

securities, except pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses on whether to require holders of instruments such as the securities to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly on a retroactive basis.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including alternative treatments and the potential implications of the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

   An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

* **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The securities do not guarantee any return of your initial investment in excess of $100.00 per $1,000 security face amount. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 10.00% Buffer Level. **Accordingly, you could lose up to $900 for each $1,000 security face amount that you invest.**

- **THE RETURN ON YOUR SECURITIES IS LIMITED BY THE MAXIMUM RETURN** – As a holder of the securities, you will not benefit from any appreciation of the Index beyond the Index Return Cap of between 13.25% and 15.25% (to be determined on the Trade Date). Consequently, if the product of the Participation Rate and the Index Return exceeds the Maximum Return of between 16.56% and 19.06% (to be determined on the Trade Date), your payment at maturity will be limited to a maximum payment of between $1,165.63 and $1,190.63 for each $1,000 face amount of BUyS you hold, regardless of the appreciation of the Index, which may be significant.

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** – While the payment at maturity described in this term sheet is based on the full face amount of your securities, the original issue price of the securities includes the agents' commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **LACK OF LIQUIDITY** – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of the Index;

    - the time to maturity of the securities;

    - the market price and dividend rate on the component stocks underlying the Index;

    - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the composition of the Index and any changes to the component stocks underlying it;

    - supply and demand for the securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A SECURITY ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of issues related to "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses on whether to require holders of instruments such as the securities to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the relevance of factors such as exchange-traded status of the investment and the nature of the underlying property to which it is linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly on a retroactive basis. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences" and the accompanying addendum, and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments and the potential implications of the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Russell 1000® Value Index

We have obtained all information contained in this term sheet regarding the Russell 1000® Value Index (the "**Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Frank Russell Company. Frank Russell Company has no obligation to continue to publish, and may discontinue publication of the Index at any time. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is calculated, published and disseminated by Frank Russell Company, doing business as the Russell Investment Group, and measures the composite price performance of certain stocks included in the Russell 1000® Index, the issuers of which are incorporated in the United States and its territories. The Index includes those stocks that have been determined by Frank Russell Company to be value-oriented, with lower price-to-book ratios and lower forecasted growth values than other stocks included in the Russell 1000® Index. All component stocks of the Index are traded on either a major U.S. stock exchange or in the over-the-counter ("**OTC**") market.

Selection of Component Stocks Included in the Index

To be eligible for inclusion in the Index, a company's stock must be listed on May 31 of a given year, and Frank Russell Company must have access to documentation verifying the company's eligibility for inclusion. Common stocks belonging to corporations incorporated in the United States and its territories are eligible for inclusion in the Index. Companies incorporated in the following countries/regions are also reviewed for eligibility: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, & Netherlands Antilles. Not all companies incorporated in these regions are eligible for inclusion in the Index. A company incorporated in one of these regions is specifically considered eligible for inclusion in the Index if the company meets one of the following criteria: (i) its headquarters are in the U.S. or (ii) its headquarters are also in the designated region/country, and the primary exchange for local shares is in the U.S.

The following securities are specifically excluded from the Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (ii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges.

The primary criteria used to determine the initial list of securities eligible for the Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will be removed only if it is still trading below $1.00 at the next reconstitution.

The Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituent stocks are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Computation of the Index

Each security in the Russell 1000® Index is assigned a value percentage and a growth percentage, under the "non-linear probability" method described below, which percentages represent the Frank Russell Company's degree of certainty that the security is, respectively, a value security or growth security. The value and growth percentages for a security in the Russell 1000® Index always add up to 100.00%. For every security in the Russell 1000® Index, the security's market value within the Russell 1000® Value Index ("value-weighted market value") is equal to the security's value percentage multiplied by the security's market value in the Russell 1000® Index. Therefore, a security that the Frank Russell Company designates as 100.00% value has a value-weighted market value equal to its market value in the Russell 1000® Index, and a security designated to be 70.00% value has a value-weighted market value that is equal to 70.00% of the security's market value in the Russell 1000® Index.

A security's market value in the Russell 1000® Index is equal to the price of the security multiplied by the number of available shares. The Frank Russell Company uses last-sale prices for exchange-traded and NASDAQ Global Market stocks. If a component stock of the Russell 1000® Index is not open for trading, the most recently traded price for that security is used in calculating the Index. In order to provide continuity for the value of the Index, the Frank Russell Company may make periodic adjustments to the way the Index is calculated to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Frank Russell Company uses a "non-linear probability" method to assign the growth and value percentages to stocks, where the term "probability" is used to indicate Frank Russell Company's degree of certainty that a stock is a value stock or growth stock, based on its relative book-to-price ratio and I/B/E/S forecast long-term growth mean. Each stock in the Russell 1000® Index is separately ranked by its adjusted book-to-price ratio and its I/B/E/S forecast long-term growth mean. These rankings are converted to standardized units and combined to produce a composite value score ("**CVS**"). The component stocks are then ranked by their CVS, such that a low CVS means the stock has the characteristics of a growth stock.

Under the probability algorithm, the component stocks with a CVS in the bottom quartile of available market capitalization are assigned a value percentage of 0.00%, and the stocks with a CVS in the top quartile are assigned a value percentage of 100.00%. Stocks with a CVS ranking in the middle 50.00% are assigned a value percentage according to a non-linear probability formula. After applying the formula, if a stock has a 95.00% or greater growth or value percentage, then it is reclassified as having a 100.00% growth or value percentage, respectively. As a result, securities consisting of about 70.00% of the available market capitalization of the Russell 1000® Index have either a 100.00% growth percentage or a 100.00% value percentage. Securities consisting of about 35.00% of the available market capitalization of the Russell 1000® Value Index have a value percentage of 0.00%. Therefore, stocks that are in the Russell 1000® Index, but have a CVS in about the top 35.00% of available market capitalization, are not reflected in the Russell 1000® Value Index.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data. The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10.00% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares — occurs when the shares of a corporation included in the Index are held by another member of a Russell Index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

- Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not included in the Russell 1000® Index that own 10.00% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which is stock held by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds;

- Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange; and

- Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Index.

Corporate Actions Affecting the Index.

The following summarizes the types of Index maintenance adjustments and indicates whether or not an adjustment to the Index is required.

- "No Replacement" Rule — Securities that leave the Index between reconstitution dates for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the year will fluctuate according to corporate activity.

- De-listed Stocks — When deleting stocks from the Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of de-listing, including potentially the OTC Bulletin Board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange.

- Exceptions — There may be corporate events, like mergers or acquisitions, that result in the lack of a current market price for the deleted security and in such instance the latest primary exchange closing price available will be used.

- Rule for Additions — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spun-off companies are added to the Index and capitalization tier of membership if the parent company was a member of the Index, and the spun-off company is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 1000® Index at the latest reconstitution.

    - Rule for Corporate Action-Driven Changes — Changes resulting from corporate actions are generally applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments are made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange de-listing, deleted entities are removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for de-listed stocks).

    - Quarterly IPO Additions — Eligible companies that have recently completed an initial public offering ("**IPO**") are added to the Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted

capitalization breaks established during the most recent reconstitution. Market adjustments are made using the returns of the Russell 1000® Index. Eligible companies are added to the Index using their industry's average style probability established at the latest constitution.

Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Only cumulative changes to shares outstanding greater than 5.00% are reflected in the Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

License Agreement with Frank Russell Company

We have entered into an agreement with Frank Russell Company providing us and certain of our affiliates identified in that agreement, in exchange for a fee, with the right to use indices owned and published by Frank Russell Company in connection with certain securities, including the BUyS.

Frank Russell Company does not guarantee the accuracy and/or the completeness of the Russell 1000® Value Index or the Russell 1000® Index or any data included in those indices and has no liability for any errors, omissions, or interruptions in those indices. Frank Russell Company makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the securities, or any other person or entity from the use of the Russell 1000® Value Index or the Russell 1000® Index or any data included in those indices in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Frank Russell Company makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Russell 1000® Value Index or the Russell 1000® Index or any data included in those indices. Without limiting any of the above information, in no event will Frank Russell Company have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The BUyS are not sponsored, endorsed, sold or promoted by Frank Russell Company. Frank Russell Company makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Russell 1000® Value Index or the Russell 1000® Index to track general stock market performance or a segment of the same. Frank Russell Company's publication of the Russell 1000® Value Index or the Russell 1000® Index in no way suggests or implies an opinion by Frank Russell Company as to the advisability of investment in any or all of the stocks upon which those indices are based. Our relationship with Frank Russell Company is the licensing of certain trademarks and trade names of Frank Russell Company and of the Russell 1000® Value Index, the Russell 1000® Index and certain other indices, all of which are determined, composed and calculated by Frank Russell Company without regard to us or the BUyS. Frank Russell Company is not responsible for and has not reviewed the BUyS nor any associated literature or publications and Frank Russell Company makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 1000® Value Index or the Russell 1000® Index. Frank Russell Company has no obligation or liability in connection with the administration, marketing or trading of the securities.

The Russell 1000® Value Index and the Russell 1000® Index are registered trademarks of Russell Investment Group in the U.S. and other countries.

Discontinuation of the Russell 1000® Value Index; Alteration of Method of Calculation

If Frank Russell Company discontinues publication of the Index and Frank Russell Company or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (such index being referred to herein as a "successor index"), then any Index closing level will be determined by reference to the level of such successor index at the close of trading on the NYSE, the AMEX, the NASDAQ National Market or the relevant exchange or market for the successor index on the relevant dates.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the BUyS.

If Frank Russell Company discontinues publication of the Index prior to, and such discontinuance is continuing on, any relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to and such discontinuation is continuing on any relevant date, then the calculation agent will determine the Index closing level for such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index or successor index, as applicable last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index or successor index, as applicable, on the relevant exchange may adversely affect the value of the BUyS.

If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of such index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the index), then the calculation agent will adjust such index in order to arrive at a level of the index as if there had been no such modification (e.g., as if such split had not occurred).

Market Disruption Events

Certain events may prevent the calculation agent from calculating the Index closing level on the Final Valuation Date and, consequently, the Index Return. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Index, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20.00% or more of the level of the Index (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20.00% or more of the level of the Index (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Index (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the BUyS.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted Index shall be based on a comparison of:

- the portion of the level of the disrupted Index attributable to that security, relative to

- the overall level of the disrupted Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to rescinded NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to rescinded NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Index by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the Index; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 2, 2002 through January 2, 2008. The Index closing level on January 2, 2008 was 785.04. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.**

Russell 1000® Value Index



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See "Underwriting" in the accompanying product supplement.